Exhibit (a)(11)

To All Employees:

Please note that the exchange offer that Mark Goldston discussed in our last company meeting is now expected to happen later this month. We will notify you by email as soon as the offer is launched.

Thanks,
Paul Jordan
Senior Vice President, Chief Personnel Officer